Exhibit 99.1

Ballard CEO to Present at Jefferies Industrials Conference in August, New York City

VANCOUVER, July 28, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announces that Randy MacEwen, President and CEO will present during the Jefferies Industrial Conference at The Grand Hyatt New York Hotel in New York City on Thursday, August 11th, 2016 at 3:00 p.m. Eastern Time. Mr. MacEwen will be joined at the conference by Tony Guglielmin, CFO and Guy McAree, Director of Investor Relations.

The link to a live audio and webcast of the presentation is http://wsw.com/webcast/jeff99/bldp. Ballard recommends registering at least 10 minutes prior to the start of the live audio and webcast session to ensure timely access. A recording of the presentation will be made available at www.ballard.com/investors.

During his presentation, Mr. MacEwen will discuss Ballard's strategic direction within the fast-growing fuel cell and clean energy areas. Messrs. MacEwen, Guglielmin and McAree will also be available throughout the day for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 17:40e 28-JUL-16